                                                Filed pursuant to Rule 424(b)(2)
                                                      Registration No. 333-40942


                              PROSPECTUS SUPPLEMENT
                       (TO PROSPECTUS DATED July 28, 2000)

                                163,523 SHARES OF
                          MATRITECH, INC. COMMON STOCK


     Matritech, Inc. is offering 163,523 shares (the "Shares") of its common stock, $.01 par value per share, through this prospectus supplement and the accompanying prospectus at a fixed price of $2.74 per share to Radyr Investments Limited (the "Purchaser").

     Our common stock is traded on the Nasdaq National Market under the symbol "NMPS." The last reported sale price of the common stock on the Nasdaq National Market on December 13, 2001 was $3.06 per share.

                                                   Per Share          Total
                                                   ---------       -----------
Public offering price...........................   $2.74           $448,053.02
Fees and commissions............................   $0.140653       $ 23,000.00
Proceeds to Matritech, Inc......................   $2.259935       $425,053.02
(before expenses)


INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BEFORE INVESTING.

THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND ANY STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 14, 2001.

ACUNASG8395/43.B2240302-1

                                TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                            PAGE
---------------------                            ----
     The Offering...........................      S-1
     Use of Proceeds........................      S-1
     Plan of Distribution ..................      S-1
     Where You Can Find More
         Information .......................      S-2
     Market for Our Common Stock............      S-2
     About this Prospectus
         Supplement.........................      S-2

PROSPECTUS                                       PAGE
----------                                       ----
     Matritech, Inc. .......................        3
     Risk Factors ..........................        3
     Use of Proceeds .......................       10
     Plan of Distribution ..................       10
     Legal Matters..........................       11
     Experts................................       11
     Where You Can Fund More
         Information........................       11
     Documents Incorporated
         by Reference.......................       12

                                  THE OFFERING

Common stock offered ................................... 163,523
Common stock to be outstanding after the offering ...... 27,876,197
Use of proceeds......................................... Generally for working capital purposes. See
                                                         "Use of Proceeds."
Dividend policy ........................................ We currently do not pay dividends.
Nasdaq National Market symbol .......................... NMPS

                                 USE OF PROCEEDS

         We estimate that the net proceeds from the sale of the 163,523 Shares offered by this prospectus supplement and the accompanying prospectus will be approximately $420,053.02, based upon a purchase price of $2.74 per share and after deducting the fees and commissions to be paid and the estimated offering expenses payable by us. The net proceeds to Matritech from the sale of the Shares offered by this prospectus supplement and the accompanying prospectus will be used as described in the prospectus. See "Use of Proceeds" beginning on page 3 of the prospectus.

                              PLAN OF DISTRIBUTION

         The Purchaser has agreed to purchase the Shares at a negotiated fixed price of $2.74 per share pursuant to the terms and conditions of a certain purchase agreement dated December 13, 2001 (the "Purchase Agreement"). The Purchase Agreement provides that the obligations of the Purchaser are subject to certain conditions precedent. We have agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Purchaser may be required to make in respect thereof.

         Pursuant to an engagement letter by and between Matritech and Granite Financial Group, Inc. dated as of December 11, 2001, Granite Financial Group, Inc. has acted as a non-exclusive placement agent in connection with the sale of the Shares and will receive a fee of approximately 5.1% of the gross proceeds from the sale of Shares. We have agreed to indemnify Granite Financial Group, Inc. against certain liabilities under the Securities Act or to contribute to payments Granite Financial Group, Inc. may be required to make in respect thereof. The following table shows the per share and total fees and commissions we will pay to Granite Financial Group, Inc. in connection with the sale of the Shares offered pursuant to this prospectus supplement and the accompanying prospectus:

                  Per share..........................$0.140653
                  Total..............................$23,000.00

     It is expected that the sale of the 163,523 Shares will be completed on December 14, 2001. We estimate the total expenses of this offering which will be payable by us, excluding the fees and commissions, will be approximately $5,000.00.


                       WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed on page 3 of the accompanying prospectus. In addition, we incorporate by reference in this prospectus the following documents filed by us with the SEC, File No. 001-12128, except as superseded or modified by this prospectus:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed under the Securities and Exchange Act of 1934, as amended (the "Exchange Act");

2. Our quarterly report on Form 10-Q for the fiscal quarters ended September 30, 2000, March 31, 2001, June 30, 2001 and September 30, 2001 filed under the Exchange Act; and

3. Our Current Report on Form 8-K filed under the Exchange Act on December 11, 2001.


                           MARKET FOR OUR COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "NMPS." On December 13, 2001, the last reported sale price of our common stock as reported by the Nasdaq National Market was 3.06 per share. The Shares sold under this prospectus supplement will be listed on the Nasdaq National Market after we notify the Nasdaq National Market that the Shares have been issued. Our executive offices are located at 330 Nevada Street, Newton, Massachusetts 02460, and our telephone number is (617) 928-0820.

     As of December 12, 2001, we had 27,712,674 shares of common stock outstanding.


                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision. This prospectus supplement may add, update or change information in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Documents Incorporated by Reference" on page 12 of the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

PROSPECTUS

                                 MATRITECH, INC.
                                2,450,000 SHARES
                                 OF COMMON STOCK
                            $.01 PAR VALUE PER SHARE

                                 ---------------


         This prospectus will allow us to issue common stock over time. This means:

         - we will provide a prospectus supplement each time we issue common stock;

         - the prospectus supplement will inform you about the specific terms of that offering and also may add, update or change information contained in this document; and

         - you should read this document and any prospectus supplement carefully before you invest.


         Our common stock is quoted on the Nasdaq National Market under the symbol "NMPS." On June 30, 2000, the last reported sale price for our common stock as reported by the Nasdaq National Market was $6.625 per share. Our executive offices are located at 330 Nevada Street, Newton, Massachusetts 02460, and our telephone number is (617) 928-0820.



                   SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR INFORMATION THAT SHOULD BE CONSIDERED BEFORE INVESTING.

                                 ---------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------


                  THE DATE OF THIS PROSPECTUS IS JULY 28, 2000.

                             ----------------------

                                TABLE OF CONTENTS

                             ----------------------


                                                                         Page
                                                                         ----
Matritech, Inc...........................................................   3
Risk Factors.............................................................   3
Use of Proceeds..........................................................  10
Plan of Distribution.....................................................  10
Legal Matters............................................................  11
Experts..................................................................  11
Where You Can Find More Information......................................  11
Documents Incorporated by Reference......................................  12

                                 MATRITECH, INC.

         Matritech develops, manufactures and markets innovative cancer diagnostic products based on its proprietary nuclear matrix protein technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. Matritech has demonstrated that there are differences in the types and amounts of nuclear matrix proteins found in cancerous and normal cells. Matritech believes that the detection of these differences in nuclear matrix proteins, often called NMPs, provides important diagnostic information about cellular abnormalities, including cancer. Using its proprietary nuclear matrix protein technology and expertise, Matritech has developed non-invasive or minimally invasive cancer diagnostic tests for bladder and colon cancer and is developing additional tests for cervical, breast and prostate cancer. Through our European subsidiary, we distribute other diagnostic products in Europe.

                                  RISK FACTORS

         An investment in the shares involves a high degree of risk. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. The following risk factors should be considered carefully along with the detailed information in this prospectus and in the documents referred to in this prospectus. These risks, among others, if realized, could materially hurt our business, results of operations and financial condition.


IF WE ARE UNSUCCESSFUL IN OBTAINING NEEDED ADDITIONAL CAPITAL, WE MAY BE UNABLE TO CONDUCT OUR BUSINESS AS PLANNED, TO PURSUE DESIRABLE MARKETS FOR OUR CURRENT PRODUCTS OR TO DEVELOP AND MARKET NEW PRODUCTS.

         We will need additional funding to continue to market our NMP22(R) Bladder Cancer Test Kit, to conduct research anD development, to conduct clinical trials and to manufacture and market our products as we currently contemplate. We would consider raising additional capital and will consider various financing alternatives, including equity or debt financings and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us, or at all. If we do not receive additional financing, we may be required to curtail further our expenses or take other steps that could hurt our future performance.

BECAUSE OUR STOCK PRICE MAY BE VOLATILE, THE SHARES HELD BY YOU MAY LOSE THEIR VALUE RAPIDLY.

         The market price of our common stock has been, and may continue to be, highly volatile. This price has ranged between $19.375 and $0.50 in the fifty-two week period prior to June 30, 2000. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly impact the market price of our common stock. For example, in the past our stock price has been affected by announcements of clinical results, clinical or technical breakthroughs or earnings by other biotechnology companies unrelated to us or our performance. Our stock price has also been affected by announcements of developments at Matritech. For example, our stock price has, in the past, reacted to announcements regarding a delay of our regulatory approval process for a new product, fluctuating sales results and decreasing balances of funds in the corporate treasury. Thus, as a result of events at Matritech or in our industry, shares of Matritech stock could lose their value rapidly.

      OUR COMMON STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH WOULD MAKE IT MORE DIFFICULT FOR YOU TO SELL SHARES.

         Our common stock is currently listed on the Nasdaq National Market. For continued listing of our common stock on the Nasdaq National Market, we must, among other things, maintain at least $4 million in net tangible assets and a minimum bid price for our common stock of $1.00. If our net tangible assets fall below $4 million, or if our common stock trades at a price of less than $1.00 for 30 consecutive business days or more, our shares may be delisted from the Nasdaq National Market, and trading, if any, would then be conducted in a non-Nasdaq over-the-counter market. If our shares are delisted, it could be more difficult to sell them or to obtain accurate price information. In addition, if our shares are delisted, they may be subject to a rule that imposes additional sales practice requirements on broker-dealers who sell our shares to persons other than established customers and accredited investors. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting, if it occurred, may reduce the ability of broker-dealers to sell our shares and your ability to sell your shares.

IF WE ARE UNABLE TO MARKET AND DEVELOP OUR PRODUCTS, WE WILL CONTINUE TO INCUR OPERATING LOSSES AND INVESTORS MAY LOSE INTEREST IN OUR SHARES AND THEIR MARKET VALUE MAY FALL.

         We have incurred operating losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our development. These costs have exceeded our revenues, which to date have been generated primarily from initial sales of our NMP22 Bladder Cancer Test Kit, our development agreements, government grants and interest income. We expect to incur continuing operating losses in the near term. Our ability to be profitable depends in part on our ability to market our existing products, obtain required regulatory approvals and develop new products. We may not be able to market successfully our existing products, obtain required regulatory approvals or develop, commercialize, produce and market our future products or achieve or maintain profitability.

IF OUR NMP22 BLADDER CANCER TEST KIT DOES NOT ACHIEVE WIDE MARKET ACCEPTANCE, WE WILL LOSE SIGNIFICANT NEAR-TERM PRODUCT SALES OR REVENUES.

         We expect to generate a significant share of all of our near-term product sales from the sale of our NMP22 Bladder Cancer Test Kits, which were cleared for sale in the United States by the FDA in 1996, in Japan by the Koseisho in 1998 and in the People's Republic of China by the State Drug Administration in 1999. Our results of operations may suffer if the NMP22 Bladder Cancer Test Kit does not achieve wide market acceptance because NMP22 is a major source of sales revenue. The remainder of our NMP products still require FDA approval or are in development and do not result in significant revenues.

      IF OUR DISTRIBUTORS DO NOT SUCCESSFULLY SELL OUR PRODUCTS, OUR SALES REVENUE WILL SUFFER.

         We have limited internal marketing and sales resources and personnel. We derive a significant portion of our sales revenue from distribution agreements with two distributors. Konica Corporation has an exclusive right to sell our NMP22 Bladder Cancer Test Kit in Japan. Fisher Diagnostics has a co-exclusive right with us to sell our NMP22 Bladder Cancer Test Kit to hospitals and commercial laboratories in the United States. In addition, General Biologicals Corporation has the right to sell our NMP22 Bladder Cancer Test in connection with an annual screening program in Taiwan. Because we do not deal directly with customers when selling through distributors, we depend on the ability of Konica and Fisher and, to a lesser extent, General Biologicals, to market actively, to forecast demand accurately and to maintain appropriate levels of inventory. We have minimal control over our distributors, and these distributors are under no obligation to fulfill their commitment to purchase a set quantity of our products. The failure or delay by a distributor in selling our products, or any material breach of their agreements with us could significantly reduce our revenues. We may be unable to enter into additional distribution relationships on favorable terms, if at all. These events could reduce anticipated future sales growth.

OUR OPERATING RESULTS MAY FLUCTUATE.

         Our future operating results may vary significantly from quarter to quarter or from year to year for several reasons, including:

         -    the timing and size of orders from customers and distributors;

         -    regulatory approvals and the introduction of new products by us;
              and

         -    market acceptance of our products.

         Our current planned expense levels are based in part upon expectations about future revenue. Consequently, operating results may vary significantly from quarter to quarter or year to year based on the timing of revenue. Revenue or profits in any period will not necessarily indicate results in subsequent periods.

WE FACE INTENSE COMPETITION AND OUR TECHNOLOGY MAY BECOME OBSOLETE.

         Although we are not aware of any other company using nuclear matrix protein technology to develop diagnostic or therapeutic products, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of clinical cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.

         We expect that certain of our clinical tests will compete with existing FDA-approved clinical tests, including a test known as BTA, which has been approved for monitoring bladder cancer, a test known as CEA, which is used primarily for monitoring colorectal and breast cancers, a test known as PSA, which is used primarily for monitoring and screening prostate cancer, and a test known as TRUQUANT BR RIA, which is used for monitoring breast cancer. We are also aware of a number of companies exploring the application of oncogene technology to cancer diagnostics. Our diagnostic products will also compete with more invasive or expensive procedures such as surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. In addition, other companies may introduce competing diagnostic products based on other technologies that may adversely affect our competitive position. As a result, our products may become obsolete or non-competitive.

IF WE ARE UNABLE TO DEVELOP AND MARKET FUTURE PRODUCTS, OUR SALES REVENUE MAY NOT MEET EXPECTATIONS AND OUR STOCK PRICE MAY DROP.

         Other than the NMP22 Bladder Cancer Test Kit and other diagnostic products distributed by our European subsidiary, all of our products are under development and are not expected to be commercially available in the United States for some time. The majority of our products under development will require significant additional research and development, laboratory testing, clinical testing and regulatory approval prior to commercialization. The development of our products involves the use of advanced technical methods that require both a high degree of skill and judgment in their application. We may encounter unexpected technical difficulties in the course of the development process that we may be able to overcome only if we expend additional funds and time, if at all. We may not successfully complete our product development efforts, and we may not obtain the required regulatory approvals. In addition, any future products, if and when introduced, may not be successfully commercialized, produced and marketed or achieve customer acceptance. We believe that the market value of our stock is based in part on an expectation of future revenue producing products. If we are unable to develop and market future products, or if the market believes that we are experiencing difficulty developing future products, our stock price may drop. For example, the market reacted negatively when we announced that one of our products would not receive expedited FDA review.

GOVERNMENT REGULATION COULD MAKE THE DEVELOPMENT AND SALE OF OUR PRODUCTS COSTLY AND DIFFICULT.

         The FDA and, in some instances, foreign governments, extensively regulate the medical devices that we market and manufacture. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States. If we fail to comply with the FDA's requirements, including Good Manufacturing Practices, we may face a number of consequences, including:

         -    fines;

         -    injunctions;

         -    civil penalties;

         -    recall or seizure of products;

         -    total or partial suspension of production;

         - failure of the government to grant premarket clearance or premarket approval for devices;

         -    withdrawal of marketing approvals; and

         -    criminal prosecution.

         The FDA also has the authority to request repair, replacement or refund of the cost of any device that we manufacture or distribute.

         Any products that we manufacture or distribute in accordance with FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including:

         - device manufacturers and distributors are required to comply with recordkeeping requirements and to report adverse experiences with the use of the device;

         - device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies; and

         - devices are required to be manufactured in accordance with Good Manufacturing Practices regulations which impose certain procedural and documentation requirements on us with respect to manufacturing and quality assurance activities.

         Labeling and promotional activities are subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission. For example, the NMP22 Bladder Cancer Test Kit has received FDA approval and may be promoted by us only as a prognostic indicator or as a testing device for use by previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket clearance or approval has not been obtained. Consequently, we cannot currently promote the NMP22 Bladder Cancer Test Kit for cancer screening in the United States or for any other unapproved use. If we fail to comply with these requirements, we may face regulatory enforcement action by the FDA that would prevent us from manufacturing or selling our products, hurt our ability to conduct testing necessary to obtain market clearance for these products and reduce our potential sales revenues.

         We are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations now or in the future, which could increase future losses or reduce future profitability.

      IF WE LOSE OUR PROPRIETARY TECHNOLOGY ADVANTAGE, WE COULD BE OVERWHELMED BY COMPETITORS.

         We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect the proprietary rights in our current and planned products. These protections may be inadequate, and our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Patent law relating to the scope of claims in the biotechnology field is still evolving and, therefore, the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are or may be licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

We believe that the use of the patents for nuclear matrix protein technology licensed to us and the use of our trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, we may not prevail in any challenge of third-party intellectual property rights, and third parties may successfully assert infringement claims against us in the future. In addition, we may be unable to acquire licenses to any of these proprietary rights of third parties on reasonable terms.

HEALTHCARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT POLICIES COULD LIMIT THE PER-PRODUCT REVENUES FOR OUR PRODUCTS.

         Our ability to commercialize successfully our planned products will depend in part on the extent to which reimbursement for the cost of our products will be available from government health administration authorities, private health insurers and other third-party payors. In the case of private insurers, the reimbursement of any medical device, either approved for investigational use only or for research use, is at the sole discretion of the patient's individual carrier. Even if a procedure has been previously approved for reimbursement, the insurance carrier may decide not to continue to reimburse the procedure. Further, even if in the future we do successfully sell our products to managed care providers, it is possible that these sales will involve significant pricing pressure on our products and keep our per-product revenues low. Healthcare reform is an area of continuing national attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose limitations on the prices we will be able to charge in the United States for our products or the amount of reimbursement available for our products from governmental agencies or third-party payors. While we cannot predict whether any of these legislative or regulatory proposals will be adopted or the effect that these proposals may have on our business, the announcement or adoption of these proposals could hurt our business by reducing demand for our products and could hurt our stock price because of investor reactions.

IF WE DO NOT DEVELOP A LARGER MARKETING AND SALES FORCE, WE WILL REMAIN DEPENDENT ON DISTRIBUTORS, AND WE MAY FAIL TO INCREASE SALES.

         We have limited internal marketing and sales resources and personnel. In order to market successfully our current and future products in the United States and other territories in which we do not, or do not intend to, use third-party distributors, we will need to develop a larger marketing and sales force with appropriate technical expertise and distribution capability. We may be unable to establish the marketing and sales capabilities that we need, and we may be unsuccessful in gaining market acceptance for any of our products.

IF WE ARE UNABLE TO MANUFACTURE THE PRODUCT VOLUMES WE NEED, WE WILL BE UNABLE TO ACHIEVE PROFITABILITY.

         We have been manufacturing and assembling our test kits for limited commercial sales since 1995 but have not yet manufactured the large product volumes necessary for us to achieve profitability. We may encounter difficulties in scaling up production of new products, if necessary, including problems involving:

         -    production yields;

         -    quality control and assurance;

         -    component supply; and

         -    shortages of qualified personnel.

         These problems could make it very difficult to produce sufficient product to satisfy customer needs and could result in customer dissatisfaction. We may not be able to achieve reliable, high-volume manufacturing at a commercially reasonable cost. In addition, numerous governmental authorities extensively regulate our manufacturing operations. Failure to satisfy our manufacturing needs could result in decreased sales, loss of market share and potential loss of certain distribution rights.

IF OUR SUPPLIERS CANCEL THEIR AGREEMENTS WITH US, IT MAY BE DIFFICULT FOR US TO FIND REPLACEMENTS FOR OUR SUPPLIERS.

         We currently rely on sole suppliers for certain key components for our test kits. If the components from these suppliers should become unavailable for any reason, we would seek alternative sources of supply. In order to maintain the FDA validation of our manufacturing process, we would have to show that these alternative sources of supply are equivalent to our current sources. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted as a result of a shortage of key components or a revalidation of new components, we may be unable to meet our commitments to customers. Our failure or delay in meeting our commitments could cause sales to decrease, market share to be lost permanently, and could result in significant expenses to obtain alternative sources of supply with the necessary facilities and know-how.

IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, WE MAY BE UNABLE TO ACHIEVE OUR DEVELOPMENTAL OBJECTIVES.

         Our success depends, in large part, upon our ability to attract and retain a highly qualified scientific and management team. We have no employment contracts with any of our key personnel. The loss of key personnel or the failure to recruit the necessary additional personnel needed for a qualified team might impede the achievement of developmental objectives. We face competition for qualified personnel from other companies, research and academic institutions, government entities and other organizations. We may not be successful in hiring or retaining qualified scientific or management personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies, government entities and research and academic institutions for qualified personnel.

IF WE ARE SUED FOR PRODUCT RELATED LIABILITIES, THE COST COULD BE PROHIBITIVE TO US.

         The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability, and third parties may successfully assert product liability claims against us. Although we currently have insurance covering our products, we may not be able to maintain this insurance at acceptable costs in the future, if at all. In addition, our insurance may not be sufficient to cover large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our product.

OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, AND WE MAY BE HELD LIABLE FOR ANY ACCIDENTAL INJURY FROM THESE HAZARDOUS MATERIALS.

         Our research and development activities involve the controlled use of hazardous materials, including radioactive compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result and significant and unexpected costs including costs relating to liabilities and clean-up, costs from increased insurance premiums or inability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.

                    YEAR 2000 COMPLIANCE COSTS AND RISKS ARE DIFFICULT TO ASSESS AND COULD DISRUPT OUR OPERATIONS.

         Some existing computer systems and software products do not properly recognize dates after December 31, 1999, which is known as the Year 2000 problem. The Year 2000 problem could result in miscalculations, data corruption, system failures or disruptions of operations.

         To date, we have not experienced any disruptions in our systems following December 31, 1999. In addition, to date, we have not been made aware that any of our suppliers or service vendors has experienced disruptions in their systems. Failure of our internal systems, or those maintained by our suppliers and vendors, to operate properly with regard to the Year 2000 problem could require us to incur significant unanticipated expenses to remedy any problems.

                                 USE OF PROCEEDS

         We intend to use the net proceeds of this offering, if any, to fund our research and development programs, to market and commercialize our existing products and to obtain required regulatory approvals for our existing and future products. We have not identified precisely the amounts we plan to spend in each area. We currently plan that the proceeds, if any, will be used primarily for product development, including clinical trials and preclinical studies. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering, the progress of our research and development programs, the results of our preclinical and clinical studies, the timing of regulatory approvals, the development of our marketing and distribution initiatives, technological advances and the status of competitive products.

         Proceeds of this offering, if any, may also be used to acquire companies or products that complement our business.

                              PLAN OF DISTRIBUTION

         We may offer the common stock:

         -    directly to one or more purchasers;

         -    to or through underwriters;

         -    through dealers, agents or institutional investors; or

         -    through a combination of such methods.

         Regardless of the method used to sell the common stock, we will provide a prospectus supplement that will disclose:

         - the identity of any underwriters, dealers, agents or investors who purchase the common stock;

         - the material terms of the distribution, including the number of shares sold and the consideration paid;

         - the amount of any compensation, discounts or commissions to be received by the underwriters, dealers or agents;

         - the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

         - the nature of any transaction by an underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of the common stock.

                                  LEGAL MATTERS

         Several legal matters with respect to the shares of common stock of Matritech offered under this prospectus will be passed upon for Matritech by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS

         The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         Matritech is subject to the informational requirements of the Exchange Act, and in accordance with those requirements files reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information that Matritech files with the SEC under the informational requirements of the Exchange Act may be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call 1-800-SEC-0330 for information about the SEC's Public Reference Room. Matritech's common stock is traded on the Nasdaq National Market, and the reports, proxy statements and other information that Matritech files with the SEC may also be inspected at the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http: //www.sec.gov.

         Matritech has filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of common stock of Matritech offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Matritech and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission's office upon payment of the prescribed fees.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows Matritech to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by Matritech with the Commission, File No. 001-12128, are incorporated by reference in this prospectus, except as superseded or modified by this prospectus:

1. Matritech's annual report on Form 10-K for the fiscal year ended December 31, 1999, filed under the Exchange Act, which contains audited financial statements for the fiscal year ended December 31, 1999.

2. Matritech's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2000 filed under the Exchange Act, which contains unaudited financial statements for the fiscal quarter ended March 31, 2000.

3. The description of Matritech's common stock, $.01 par value per share, contained in the section entitled "Description of Registrant's Securities to be Registered" contained in Matritech's registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of Matritech's common stock.

         All documents filed by Matritech under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering made under this prospectus are incorporated by reference in this prospectus and made a part of this prospectus from the date Matritech files the documents with the SEC. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Matritech will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: John S. Doherty Jr., Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

================================================================================

You should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof. This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.


                ----------------------------

                     TABLE OF CONTENTS

                ----------------------------


      Matritech, Inc............................     3
      Risk Factors..............................     3
      Use of Proceeds...........................    10
      Plan of Distribution......................    10
      Legal Matters.............................    11
      Experts...................................    11
      Where You Can Find More
      Information...............................    11
      Documents Incorporated by
      Reference.................................    12






                                2,450,000 SHARES


                                       OF

                                  COMMON STOCK

                                       OF

                                 MATRITECH, INC.



================================================================================

                                  July 28, 2000